Filed by Hammerhead Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation IV

Commission File No.: 001-40731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 30, 2023

Decarbonization Plus Acquisition Corporation IV

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40731	98-1585724
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2744 Sand Hill Road, Suite 100 Menlo Park, CA	94025
(Address of Principal Executive Offices)	(Zip Code)

(212) 993-0076

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one warrant	DCRDU	Nasdaq Capital Market
Class A ordinary share, par value $0.0001 per share	DCRD	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	DCRDW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced by Decarbonization Plus Acquisition Corporation IV (the “Company” or “DCRD”), on September 25, 2022, the Company, Hammerhead Resources Inc., an Alberta corporation (“Hammerhead”), Hammerhead Energy Inc., an Alberta corporation and wholly owned subsidiary of Hammerhead (“NewCo”), and 2453729 Alberta ULC, an Alberta unlimited liability corporation and wholly owned subsidiary of the Company, entered into a Business Combination Agreement (the transaction contemplated thereby, the “Business Combination”).

On January 30, 2023, DCRD issued a press release announcing that DCRD is reopening the period during which holders of DCRD’s Class A ordinary shares (such shares, the “DCRD Public Shares” and, such holders, the “DCRD Public Shareholders”) may elect to redeem their DCRD Public Shares in connection with the Business Combination.

Pursuant to DCRD’s Amended and Restated Memorandum and Articles of Association (the “DCRD Articles”), any holders of DCRD Public Shares other than DCRD’s sponsor, Decarbonization Plus Acquisition Sponsor IV LLC, or DCRD’s officers or directors may elect to have their DCRD Public Shares redeemed for cash at a per-share redemption price equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in DCRD’s trust account (the “Trust Account”) and not previously released to DCRD to fund regulatory withdrawals or to pay its taxes, calculated as of two business days prior to the consummation of the Business Combination, divided by the number of then-outstanding DCRD Public Shares.

To exercise redemption rights, holders of DCRD Public Shares must:

•

if you hold DCRD Public Shares through DCRD units sold in DCRD’s initial public offering (“DCRD Units”), elect to separate such DCRD Units into the underlying DCRD Public Shares and DCRD public warrants;

•

prior to 5:00 p.m., Eastern Time, on February 7, 2023 (the “New Redemption Deadline”), tender the shares physically or electronically and submit a request in writing that the shares be redeemed for cash to Continental Stock Transfer & Trust Company, DCRD’s transfer agent (the “Transfer Agent”), at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com;

•	identify yourself as the beneficial holder of the DCRD Public Shares and provide your legal name, phone number and address; and

•

deliver the DCRD Public Shares either physically or electronically through the automated system for deposits and withdrawals of securities (“DWAC”) of The Depository Trust Company (“DTC”) to the Transfer Agent before the New Redemption Deadline. DCRD Public Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your DCRD Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the New Redemption Deadline and thereafter, with DCRD’s consent, until the closing of the Business Combination. If a DCRD Public Shareholder delivers, or previously delivered, its DCRD Public Shares for redemption to the Transfer Agent, and decides within the required timeframe not to exercise its redemption rights, such DCRD Public Shareholder may request that the Transfer Agent return such DCRD Public Shares (physically or electronically). DCRD Public Shareholders wishing to withdraw their demand for redemption may make such request by contacting the Transfer Agent by mail at Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004-1561, Attention: Mark Zimkind, or by email at mzimkind@continentalstock.com.

DCRD Public Shareholders who previously elected to redeem their shares and do not wish to change their election do not need to take any additional action.

A copy of the press release is attached hereto as Exhibit 99.1. The exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Legend Information

Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead’s or DCRD’s ability to effectuate the proposed Business Combination discussed in this document and other statements that are not historical facts. These forward-looking statements are based on information available as of the date of this document, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing NewCo’s, Hammerhead’s or DCRD’s views as of any subsequent date, and none of NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither NewCo nor DCRD gives any assurance that either NewCo or DCRD will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed Business Combination by DCRD’s business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any investigation or inquiry following announcement of the proposed Business Combination, including in connection with the proposed Business Combination; (iv) Hammerhead’s and the post-combination company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed Business Combination; (v) the ability of the parties to obtain the listing of the post-combination company’s common shares and warrants on NASDAQ upon the closing of the proposed Business Combination; (vi) the risk that the proposed Business Combination disrupts current plans and operations of Hammerhead; (vii) the ability to recognize the anticipated benefits of the proposed Business Combination; (viii) unexpected costs related to the proposed Business Combination; (ix) the amount of redemptions by DCRD’s public shareholders being greater than expected; (x) the management and board composition of the post-combination company following completion of the proposed Business Combination; (xi) limited liquidity and trading of the post-combination company’s securities; (xii) geopolitical risk and changes in applicable laws or regulations; (xiii) the possibility that Hammerhead or DCRD may be adversely affected by other economic, business, and/or competitive factors; (xiv) operational risks; (xv) the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; (xvi) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hammerhead’s resources; (xvii) the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur; and (xviii) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the SEC.

Important Information for Investors and Shareholders and Where to Find It

In connection with the proposed Business Combination, NewCo filed a registration statement on Form F-4 (as amended from time to time, the “Registration Statement”) that includes a proxy statement of DCRD (the “Proxy Statement”) and a prospectus of NewCo. The Registration Statement is now effective. The Proxy Statement was mailed to DCRD shareholders of record as of the close of business on December 14, 2022 and each proposal contained therein that was presented to DCRD’s shareholders at the extraordinary general meeting held on January 23, 2023 was approved. This document does not contain all of the information that should be considered concerning the proposed Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file other documents with the SEC regarding the proposed Business Combination. DCRD’s shareholders and other interested persons are advised to read the Registration Statement, including the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about DCRD, Hammerhead, NewCo and the proposed Business Combination.

DCRD shareholders and other interested persons can obtain copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by DCRD and NewCo through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This document relates to a proposed business combination between Hammerhead and DCRD. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any offer, sale or exchange of securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description

99.1	Press Release dated January 30, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DECARBONIZATION PLUS ACQUISITION CORPORATION IV

Date: January 30, 2023	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

Exhibit 99.1

Decarbonization Plus Acquisition Corporation IV Reopens Redemption Period and Reminds Shareholders How to Withdraw Prior Redemption Requests

Menlo Park, CA (January 30, 2023) – Decarbonization Plus Acquisition Corporation IV (NASDAQ: DCRD) (“DCRD”), a publicly-traded special purpose acquisition company, is reopening the period during which holders of DCRD’s Class A ordinary shares (such shares, the “DCRD Public Shares” and, such holders, the “DCRD Public Shareholders”) may elect to redeem their DCRD Public Shares in connection with DCRD’s previously announced business combination (the “Business Combination”) with Hammerhead Resources Inc. (“Hammerhead”), pursuant to the Business Combination Agreement, dated as of September 25, 2022, by and among DCRD, Hammerhead, Hammerhead Energy Inc. (“NewCo”) and 2453729 Alberta ULC.

Pursuant to DCRD’s Amended and Restated Memorandum and Articles of Association (the “DCRD Articles”), any holders of DCRD Public Shares other than DCRD’s sponsor, Decarbonization Plus Acquisition Sponsor IV LLC, or DCRD’s officers or directors may elect to have their DCRD Public Shares redeemed for cash at a per-share redemption price equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in DCRD’s trust account (the “Trust Account”) and not previously released to DCRD to fund regulatory withdrawals or to pay its taxes, calculated as of two business days prior to the consummation of the Business Combination, divided by the number of then-outstanding DCRD Public Shares.

To exercise redemption rights, holders of DCRD Public Shares must:

•

if you hold DCRD Public Shares through DCRD units sold in DCRD’s initial public offering (“DCRD Units”), elect to separate such DCRD Units into the underlying DCRD Public Shares and DCRD public warrants;

•

prior to 5:00 p.m., Eastern Time, on February 7, 2023 (the “New Redemption Deadline”), tender the shares physically or electronically and submit a request in writing that the shares be redeemed for cash to Continental Stock Transfer & Trust Company, DCRD’s transfer agent (the “Transfer Agent”), at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com;

•	identify yourself as the beneficial holder of the DCRD Public Shares and provide your legal name, phone number and address; and

•

deliver the DCRD Public Shares either physically or electronically through the automated system for deposits and withdrawals of securities (“DWAC”) of The Depository Trust Company (“DTC”) to the Transfer Agent before the New Redemption Deadline. DCRD Public Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your DCRD Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the New Redemption Deadline and thereafter, with DCRD’s consent, until the closing of the Business Combination. If a DCRD Public Shareholder delivers, or previously delivered, its DCRD Public Shares for redemption to the Transfer Agent, and decides within the required timeframe not to exercise its redemption rights, such DCRD Public Shareholder may request that the Transfer Agent return such DCRD Public Shares (physically or electronically). DCRD Public Shareholders wishing to withdraw their demand for redemption may make such request by contacting the Transfer Agent by mail at Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004-1561, Attention: Mark Zimkind, or by email at mzimkind@continentalstock.com.

DCRD Public Shareholders who previously elected to redeem their shares and do not wish to change their election do not need to take any additional action.

About Decarbonization Plus Acquisition Corporation IV

Decarbonization Plus Acquisition Corporation IV is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. DCRD is sponsored by an affiliate of Riverstone Holdings LLC.

About Hammerhead

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead was formed in 2009 and has over 85 employees as of September 1, 2022.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead’s or DCRD’s ability to effectuate the proposed Business Combination discussed in this communication and other statements that are not historical facts. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing NewCo’s, Hammerhead’s or DCRD’s views as of any subsequent date, and none of NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither NewCo nor DCRD gives any assurance that either NewCo or DCRD will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed Business Combination by DCRD’s business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any investigation or inquiry following announcement of the proposed Business Combination, including in connection with the proposed Business Combination; (iv) Hammerhead’s and the post-combination company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed Business Combination; (v) the ability of the parties to obtain the listing of the post-combination company’s common shares and warrants on NASDAQ upon the closing of the proposed Business Combination; (vi) the risk that the proposed Business Combination disrupts current plans and operations of Hammerhead; (vii) the ability to recognize the anticipated benefits of the proposed Business Combination; (viii) unexpected costs related to the proposed Business Combination; (ix) the amount of redemptions by DCRD’s public shareholders being greater than expected; (x) the management and board composition of the post-combination company following completion of the proposed Business Combination; (xi) limited liquidity and trading of the post-combination company’s securities; (xii) geopolitical risk and changes in applicable laws or regulations; (xiii) the possibility that Hammerhead or DCRD may be adversely affected by other economic, business, and/or competitive factors; (xiv) operational risks; (xv) the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; (xvi) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hammerhead’s resources; (xvii) the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur; and (xviii) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the SEC.

Important Information for Investors and Shareholders and Where to Find It

In connection with the proposed Business Combination, NewCo filed a registration statement on Form F-4 (as amended from time to time, the “Registration Statement”) that includes a proxy statement of DCRD (the “Proxy Statement”) and a prospectus of NewCo. The Registration Statement is now effective. The Proxy Statement was mailed to DCRD shareholders of record as of the close of business on December 14, 2022 and each proposal contained therein that was presented to DCRD’s shareholders at the extraordinary general meeting held on January 23, 2023 was approved. This communication does not contain all of the information that should be considered concerning the proposed Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file other documents with the SEC regarding the proposed Business Combination. DCRD’s shareholders and other interested persons are advised to read the Registration Statement, including the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about DCRD, Hammerhead, NewCo and the proposed Business Combination.

DCRD shareholders and other interested persons can obtain copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by DCRD and NewCo through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between Hammerhead and DCRD. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any offer, sale or exchange of securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

###

DCRD Media Contact

Daniel Yunger

Kekst CNC

daniel.yunger@kekstcnc.com